Filed Pursuant to Rule 433

Registration No. 333-193000

Issuer Free Writing Prospectus Dated June 19, 2014

Relating to Preliminary Prospectus Dated June 16, 2014

Free Writing Prospectus

This free writing prospectus relates to the initial public offering of the shares of common stock of The Michaels Companies, Inc. (the “Company”) and should be read together with the preliminary prospectus dated June 16, 2014 (the “Preliminary Prospectus”), included in Amendment No. 4 to the Registration Statement on Form S-1 (Registration No. 333-193000) relating to such offering. On June 19, 2014, the Company filed Amendment No. 5 to the Registration Statement (“Amendment No. 5”), which may be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1593936/000104746914005737/0001047469-14-005737-index.htm.

The following information is set forth in Amendment No. 5 and updates and supersedes the information contained in the Preliminary Prospectus. You should read Amendment No. 5 carefully before deciding whether to invest in the Company’s common stock.

The Company has amended the final bullet point “Prospectus summary—Our business strategy—Summary risk factors” section of the Preliminary Prospectus in Amendment No. 5 to read as follows:

•                                          Investment funds affiliated with the Sponsors (as defined below) will own approximately 80% of the outstanding shares of our Common Stock upon the consummation of this offering and as a result will have the ability to control the outcome of matters submitted for stockholder approval, including the ability to direct the election of all of the members of our Board of Directors, and they may have interests that differ from those of our other stockholders.

The Company has amended page 39  of the Preliminary Prospectus under the caption “Dilution,” in Amendment No. 5 to read as follows:

The following table summarizes, on an as adjusted basis as of May 3, 2014, the total number of shares of our Common Stock purchased from us, the total cash consideration paid to us and the average price per share of our Common Stock paid by (i) our existing stockholders and (ii) the new investors purchasing shares of our Common Stock in this offering.

	Shares of our Common Stock purchased		Total consideration		Average price per share of our
	Number	Percent	Amount	Percent	Common Stock
Existing Stockholders(1)	175,326,061	86%	$1,771,683,292	78%	$10.11
New investors	27,777,778	14%	$500,000,000	22%	$18.00
Total	203,103,839	100%	$2,271,683,292	100%	$11.18

(1) Total consideration excludes the return of cumulative dividends paid to existing stockholders of $782 million.

If the underwriters were to fully exercise the underwriters’ option to purchase additional shares of our Common Stock from the selling stockholders, the percentage of shares of our Common Stock held by existing stockholders would be approximately 84%, and the percentage of shares of our Common Stock held by new investors would be approximately 16%.

The table above does not reflect 6,298,885.8 vested options outstanding as of May 3, 2014 under our 2014 Omnibus Plan with a weighted-average exercise price of approximately $8.07 per share; 691,870.6 shares of common stock pursuant to outstanding and unvested restricted stock awards under our 2014 Omnibus Plan; and shares underlying awards granted after May 3, 2014 (if any) under our 2014 Omnibus Plan. To the extent that we grant options or other equity awards to our employees or directors in the future, and those options or other equity awards are exercised or become vested or other issuances of shares of our Common Stock are made, there will be further dilution to new investors.

The Company has amended page 118 of the Preliminary Prospectus, under the caption “Equity compensation plan information,” in Amendment No. 5 to read as follows:

On July 22, 2013, in connection with the Reorganization the Board of Directors and stockholders approved The Michaels Companies, Inc. Equity Incentive Plan, as well as certain specific grants under the plan to key employees. In addition, the stockholders granted the Board authority to make plan grants to other eligible participants in the future, which has occurred. The following table gives information about equity awards under the above-mentioned plan as of May 3, 2014.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	10,849,023.6	$9.47	3,117,413.8
Equity compensation not approved by security holders	N/A	N/A	N/A
Total	10,849,023.6	$9.47	3,117,413.8

* * * *

The Company has filed a registration statement including a prospectus with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering.

You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Ave, Edgewood, NY 11717, or by calling toll-free at 1-866-803-9204; or, Goldman, Sachs & Co., Prospectus Department, 200 West Street, New York, NY 10282, telephone:  1-866-471-2526, or by emailing prospectus-ny@ny.email.gs.com.